January 5, 2007

VIA FEDERAL EXPRESS AND EDGAR

Division of Corporate Finance

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attention:	Jim B. Rosenberg, Senior Assistant Chief Accountant
Don Abbott, Senior Staff Accountant
Frank Wyman, Staff Accountant

Re: Max Re Capital Ltd.

Form 10-K/A for fiscal year ended December 31, 2005

File No. 000-33047

Dear Mr. Rosenberg,

On behalf of Max Re Capital Ltd., please accept this letter as our request for an extension in regard to our responses to your comment letter dated December 21, 2006. We are unable to complete our responses within the ten day deadline and are requesting additional time with an anticipated filing date of no later than January 19, 2007. We will make every effort to provide our responses to you as soon as possible.

I trust that this proposed timing will be acceptable. If you have any questions or find our proposed timing to be unacceptable, please contact me as soon as possible.

Very truly yours,

/s/ Joe Roberts
Joe Roberts
Controller
Max Re Capital Ltd.

MAX RE CAPITAL LTD. MAX RE HOUSE, 2 FRONT STREET, HAMILTON HM11

P.O. BOX HM 2565, HAMILTON HM KX, BERMUDA

T 441 296 8800 F 441 296 8811 E info@maxre.bm

www.maxre.bm